UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

AMENDMENT NO. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

AGR TOOLS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

001236108
(CUSIP Number)

Rock Rutherford
238 Lakeview Circle
Montgomery, TX 77356
(936) 689-7380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

(1)	Name of Reporting Persons: Rock Rutherford

(2)	Check the Appropriate Box if a Member of a Group:

(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power: 27,608,950

(8)	Shared Voting Power: 0

(9)	Sole Dispositive Power: 27,608,950

(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,608,950

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 30.2%

(14)	Type of Reporting Person: IN

Item 1.  Security and Issuer

This amended statement on Schedule 13D/A relates to the common stock, par value $0.001 per share, of AGR Tools, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Lido Circle, Suite C-1, Lakeway, TX 78734.

Item 2.  Identity and Background

(a)	The name of the person filing this statement is Rock Rutherford.

(b)	Mr. Rutherford’s address is 238 Lakeview Circle, Montgomery, TX 77356.

(c)	Mr. Rutherford is a businessman.

(d)	During the past five years Mr. Rutherford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years Mr. Rutherford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Mr. Rutherford is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Rutherford acquired 303,950 shares of the Issuer’s common stock on October 6, 2010 upon the conversion of $30,395 in debt owed by the Issuer to Mr. Rutherford at a price of $0.10 per share pursuant to a debt conversion agreement between Mr. Rutherford and the Issuer dated October 6, 2010.

Item 4.  Purpose of Transaction

Mr. Rutherford acquired the 303,950 shares of the Issuer’s common stock for investment purposes. Mr. Rutherford has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D. Mr. Rutherford reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.  Interest in Securities of the Issuer

(a)	Mr. Rutherford is the beneficial owner of 27,608,950 shares or approximately 30.2% of the Issuer’s common stock.

(b)	Mr. Rutherford has sole power to vote and sole power to dispose of 27,608,950 shares of the Issuer’s common stock.

(c)	Mr. Rutherford did not take part in any other transactions in the Issuer’s common stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 7, 2010

Signature:	/s/ Rock Rutherford

Name/Title:	Rock Rutherford

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